Video Transcript

Premier Party Cruises Campaign Video

Hey, y'all. My name is Brian Hill. I'm the owner of Premier Party Cruises, charter boat company on beautiful Lake Travis, just outside of Austin, Texas. I started this business from scratch in 2009 and now have three boats and run over 400 charters a year. It's a hell of a lot of fun, and over the years we've created one of the best experiences that Austin has to offer.

Like just about everybody, we've had a pretty rough year so far. We'd like to tell you a little bit about the business and how we'd love to earn your support to help us recover from the shutdown. The last few years, we've been really hitting our stride and this year, about two weeks away from starting our best season yet, and about three months from having everything paid off. COVID happened and everything shut down.

But first I want to address a current situation and acknowledge that I know this is not the most important thing going on in the world. Everything's on fire right now, and it's hard to know how to react or what to do first, but I want to make it clear that we stand with the movement and we'll be making the boats available for fundraising events for Civil Rights causes for the rest of the year and for every year that we have boats on the water.

Having said all of that, we've been working on this campaign for the past two months and trying to figure out the right time to launch, but it doesn't seem like it's going to get better anytime soon, so I've got to do it now while I have a chance. Like I said, the purpose of this campaign is to help us recover from the three months shutdown that we're just now starting to come out of. We're a very seasonal business and each weekend is hugely important. One weekend rain out cost us thousands of dollars and staying busy all year helps us make it through the off season. This shut down has easily caused us two thirds of our revenue this year.

This year we had 135 bookings by March 10th, on pace for over 600 this year, and we had to cancel them all. We would have had about 350 cruises right now, but instead we have about 20 as we just started booking much smaller cruises this year in mid June, but basically we got a lot of catching up to do and that's where you come in. I want to reinforce the fact that we are not some hope this works out startup. We've been doing this 11 years. We're really good at it. Our reviews speak for themselves with great captain and crew and best customer service on the lake, and we're the only company offering a full suite of event planning services to help you throw the best party on the water. That's exactly what we're going to do to stay afloat.

To be clear, this is an investment campaign where you receive a return on your investment, plus perks. The minimum investment is a hundred dollars and everybody that invests a hundred dollars, they will receive an exclusive invitation to the 2021 investor disco cruise, which will include a mimosa bar, a DJ, a disco ball of course, and this ridiculous giant inflatable unicorn that we only bust out for special occasions. If you invest a thousand dollars or more, you'll get a return on your investment, plus a private cruise for you and your friends, family, or coworkers, a thousand dollar value by itself. Please check out the next seed deal page for specifics. But in short, the deal gets sweeter the more you invest.

Like many businesses that are struggling right now, we'll gladly put in the extra work next year to have some revenue coming in right now. We're requesting that if you have the means, please invest in our recovery by prepaying for your end-of-pandemic celebration that we're also looking forward to having. My goal here is to make this a great value and make sure that everybody that invests in our recovery get something fun out of it, in addition to the return on their investment. If you have any questions or would like to discuss further, you can contact me directly through the info on the deal page. I want to thank you all so much for your time and consideration. Y'all stay safe out there and hope to see y'all on the water next year.

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